0 82-02441





SUPPL

KELSO TECHNOLOGIES INC.

(a development stage company)

Financial Statements

May 31, 2006

(Unaudited - prepared by management)

dw 8/8

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51 - 102, the company discloses that its auditors have not reviewed the accompanying unaudited interim financial statements for the three and nine months ended May 31, 2006.

KELSO TECHNOLOGIES INC.

(a development stage company)

Balance Sheet

(Unaudited - prepared by management)

	May 31, 2006	August 31, 2005
ASSETS		
Current		
Cash and cash equivalents	$ -	$ 86,205
Goods and services tax receivable	7,919	5,350
Prepaid expenses	15,379	18,675
	23,298	110,230
Equipment	2,874	3,641
	$ 26,172	$ 113,871
LIABILITIES		
Current		
Bank indebtedness	$ 52,785	$ -
Accounts payable and accrued liabilities	123,031	30,031
Funds advanced for share subscription	99,500	-
	275,316	30,031
SHAREHOLDERS' DEFICIENCY		
Share capital		
Common Shares	7,696,847	7,527,034
Preferred Shares	-	25,000
	7,696,847	7,552,034
Contributed surplus	120,416	119,100
Deficit (page 2)	(8,066,407)	(7,587,294)
	(249,144)	83,840
	$ 26,172	$ 113,871

APPROVED ON BEHALF OF THE BOARD

"John Carswell" *Director*

"Stephen Grossman" *Director*

KELSO TECHNOLOGIES INC.

(a development stage company)

Statement of Cash Flows

(Unaudited - prepared by management)

	Three Months Ended May 31, 2006	Three Months Ended May 31, 2005	Nine Months Ended May 31, 2006	Nine Months Ended May 31, 2005
Operating activities				
Net loss for the period (page 2)	$ (169,152)	$ (270,730)	$ **(479,113)**	$ (585,143)
Add items not affecting cash:				
Amortization	237	408	**765**	1,915
Loss on disposal of assets	-	-	**-**	5,656
Stock-based compensation	-	-	**1,391**	52,268
	(168,915)	(270,322)	**(476,957)**	(525,304)
Changes in other non-cash working capital:				
Accounts receivable	5,684	-	**-**	-
Goods and Services Tax receivable	(5,175)	(4,325)	**(2,569)**	(7,506)
Prepaid expenses	(11,693)	(29,761)	**3,296**	(51,913)
Accounts payable and accrued liabilities	(1,230)	(616)	**93,002**	(23,365)
	(12,414)	(34,702)	**93,729**	(82,784)
	(181,239)	(305,024)	**(383,228)**	(608,088)
Cash flows from (used in) financing activities				
Funds advanced for share subscriptions	99,500	-	**99,500**	(58,290)
Issuance of common shares	7,000	465,062	**144,738**	806,202
	106,500	465,062	**244,238**	747,912
Increase (decrease) in cash during the period	(75,829)	160,038	**(138,990)**	139,824
Cash, beginning of period	22,044	56,131	**86,205**	76,345
Cash, end of period	$ (52,785)	$ 216,169	$ **(52,785)**	$ 216,169
Supplementary information				
Interest paid	$ 359	$ 252	$ **1,084**	$ 917
Income taxes paid	$ -	$ -	$ **-**	$ -

4. SHARE CAPITAL

Authorized:

100,000,000 Class "A" Preference shares, without par value, non-cumulative, of which 5,000,000 are designated Class "A" Convertible, Voting, Preference Shares, Series I

100,000,000 Common shares, without par value

Issued and fully paid:

	May 31, 2006			August 31, 2005		
	Number of Shares		Amount	Number of Shares		Amount
(a) Common shares						
Balance, beginning of period	**48,881,083**	**$**	**7,527,034**	41,597,932	$	6,662,600
Issued during the period:						
- for private placement	**1,374,380**		**137,438**	5,020,818		578,505
- for exercise of stock options	**3,000**		**375**	1,032,572		134,277
- for exercise of share purchase warrants	**50,000**		**7,000**	1,118,030		129,278
- for conversion of preference shares	**71,425**		**25,000**	111,731		37,650
- for corporate finance fee	**18,674**		**1,867**	-		-
Less: share issuance costs	**-**		**(1,867)**	-		(15,276)
Balance, end of period	**50,398,562**	**$**	**7,696,847**	48,881,083	$	7,527,034

	May 31, 2006			August 31, 2005		
	Number of Shares		Amount	Number of Shares		Amount
(b) Class "A" Convertible, Voting Preference Shares, Series I:						
Balance, beginning of period	**25,000**	**$**	**25,000**	62,650	$	62,650
Converted into common shares	**(25,000)**		**(25,000)**	(37,650)		(37,650)
Balance,end of period	**-**	**$**	**-**	25,000	$	25,000

(c) Escrowed shares:

450,000 common shares issued at $0.01 per share are held in escrow subject to release upon approval by regulatory authorities.

(f) Share Purchase Warrants:

As at May 31, 2006 the following share purchase warrants are outstanding:

Number of Warrants	Exercise Price	Expiry
402,968	$ 0.20	June 4, 2006
29,166	$ 0.30	June 5, 2006
749,000	$ 0.17	September 9, 2006
4,221,818	$ 0.14	April 20, 2007
1,374,380	$ 0.15	January 11, 2008

During the period no share purchase warrants expired, were forfeited or were granted and 50,000 share purchase warrants were excercised during the period.

5. CONTRIBUTED SURPLUS

The Company applies the fair value method of accounting for stock-based compensation awards. Accordingly, stock-based compensation expense adjustment of $1,391 for revaluation of stock options increased contributed surplus, while exercise of options with a fair value of $75 decreased contributed surplus.

6. RELATED PARTY TRANSACTIONS

Related parties are directors and/or officers and companies controlled by the directors and/or officers. The following summarizes the company's related party transactions for the year.

	Nine Months Ended May 31, 2006	Nine Months Ended May 31, 2005
Automobile	**$ 7,521**	$ 5,850
Consulting	**46,000**	35,000
Legal	**63,673**	45,970
Management fees	**129,226**	148,300
Management salaries	**50,000**	-
Rent	**13,063**	7,608
Research and development costs	**75,000**	75,000
	$ 384,483	$ 317,728

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Prepaid expenses includes $13,882 paid to related parties. Accounts payable and accrued liabilities includes $79,558 due to related parties.

KELSO TECHNOLOGIES INC.
MANAGEMENT DISCUSSION AND ANALYSIS

Nine Months Ended May 31, 2006

Additional information on the company may be found on SEDAR at www.sedar.com

Description of Business

The Company is active in both sales and marketing as well as in research and development of various types of pressure relief valves that are initially designed to be installed on railroad tank cars. The first of a series of valves, Kelso's JS75 SRV, is a patented pressure relief valve that is an external valve which has specific advantages over the current class of internal and external pressure relief valves.

The JS75 SRV falls under the regulations of the Association of American Railroads ("AAR"). The AAR is the self-governing body for the railroad industry in North America, which requires certain products, including the JS75 SRV, to be installed on railroad tank cars and satisfactorily complete a two year service trial prior to commercialization. Final approval and certification by the AAR was given to Kelso during February 2004.

On August 30, 2005, following extensive efforts that continued after the May 2005 Bureau Of Explosives Seminar, Kelso successfully announced its first ever sale of its JS75 SRV pressure relief valve to a worldwide, US-based Chemical Manufacturer and Fleet Operator with their headquarters in Germany. The landmark sale is further confirmation of the industry's endorsement of Kelso's innovative technology for use in the transport of various commodities. The buyer has a diverse product mix ranging from chemicals to polymers to industrial coatings with annual sales in the billions.

On September 12, 2005, Kelso announced that it had entered into a new investment banking advisory agreement with a Toronto-based securities company to provide ongoing financial advisory and related services including arranging financing on a best efforts basis. Efforts continued through the fall without success. Kelso, however, is still in discussions with numerous other individuals and/or groups in Canada, the US, the UK and India regarding funding. It became apparent to Kelso management that until the Company successfully sold a number of its valves into the rail industry, it would not have demonstrated the acceptance within the industry that would make it an attractive venture to fund. Kelso continues with its efforts to sell larger quantities of valves and expects that its success in doing so will lead to greater interest in financing the Company. Kelso Management is also of the opinion that significant sales alone could finance its modest needs until major funding is accomplished.

On October 4, 2005, Kelso announced that it had been granted a twenty year patent in Mexico for its "Tank Transport Pressure Relief Valve". The Mexican Patent expires in 2019.

On November 9, 2005, Kelso announced that it received an order for its JS75 SRV pressure relief valves from Rescar Industries, Inc., the largest North American rail servicing and repair company with facilities throughout the U.S. and Canada. This sale was the second that Kelso has made to a rail industry customer and it placed Kelso squarely ahead of its 2005 sales objectives.

The sale was significant as it was made to a whole new class of customer, extending the Company's reach into all segments of the rail industry in North America: tank car owner, lessor and repair and service facilities. With this sale, Kelso positioned itself to introduce and sell its technology to the other 100+ service and repair facilities that make up Rescar's operations in the US and Canada.

Kelso continued its aggressive marketing and sales efforts in early 2006. Company Management demonstrated its valve technology to a number of chemical and oil and gas companies in mid-December 2005 and undertook strategic follow-up in early 2006 with potential customers.

Discussion of Operations, Financial Conditions and Milestones

Liquidity and Solvency

During the nine months ended May 31, 2006, the Company had revenues of $89,004, Cost of goods sold of $53,248 and incurred $428,017 in general and administrative expenses (2005 - $428,991). The major expenditures during the period were as follows:

Consulting	$	68,171
Management fees	$	129,226
Management salaries	$	50,371
Professional fees	$	103,662
Research and development costs	$	86,069

Related Party Transactions

The following summarizes the Company's related party transactions for the period:

Consulting	$46,000
Management fees	$129,226
Management salaries	$50,000
Professional fees	$63,673
Research and development costs	$75,000

Included in accounts payable is $79,558 owing to related parties. These transactions are in the normal course of operations.

Selected Quarterly Information:

	May 31, 2006	Feb 28, 2006	Nov 30, 2005	Aug 31, 2005	May 31, 2005	Feb 28, 2005	Nov 31, 2004	Aug 31, 2004	May 31, 2004
Revenues	89004	20,206	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Cost of goods sold	53,248	11,867	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Expenses	428,017	318,300	144,386	256,961	270,730	104,955	120,678	169,078	140,051
Net loss for the period	479,113	309,961	144,386	256,961	270,730	104,955	120,678	169,078	140,051
Number of common shares outstanding	50,398,562	50,277,137	48,884,083	48,881,083	48,881,083	44,609,265	43,164,962	41,597,932	41,019,974
Net loss per common share	.0030	.0060	.0030	.0053	.0055	.0024	.0028	.0041	.0034